1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 4, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/03/04	Announcement regarding the incident of suspected information leakage of the company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Announcement regarding the incident of suspected information leakage of the company

Date of events: 2024/02/29

Content:

1.
Date of occurrence of the event: 2024/02/29
2.
Cause of occurrence: Media reports
3.
Handling procedure:

Upon receiving the incident of the suspected information leakage, the Company's information security team immediately activated cybersecurity inspection and defensive mechanisms. The Company also actively conducted investigations to clarify the cause of the suspected incident, worked with external information security experts to take necessary measures, and timely reported to the authorities concerned in the government and kept them updated.

4.
Anticipated possible loss or impact:

Currently, there is no significant impact on the Company's operations.

5.
Amount of insurance claims that might be obtained: N/A
6.
Improvement status and future countermeasures:

Upon receiving the incident of the suspected information leakage, the Company's information security team immediately activated cybersecurity inspection and defensive mechanisms. The Company will continue to enhance cybersecurity management to ensure data security.

7.
Any other matters that need to be specified: None